Exhibit 99.1

Pembina Pipeline Corporation Announces Annual General Meeting and May 2012 Dividend

CALGARY, May 9, 2012 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today that it will hold its Annual General Meeting of Shareholders ("AGM") on Tuesday, May 22, 2012 at 2:00 p.m. MDT at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada.

AGM Webcast Information

A live webcast of Pembina's AGM presentation to shareholders will be available at http://event.on24.com/r.htm?e=446082&s=1&k=68084DF7BEB354DDC30FCD899BE2485E. Participants are required to register for the webcast at least 10 minutes before the presentation start time. The webcast will also be available following the AGM on Pembina's website at www.pembina.com.

May Cash Dividend

The Board of Directors of Pembina has declared a May 2012 cash dividend of $0.135 per share to be paid, subject to applicable law, on June 15, 2012 to shareholders of record on May 25, 2012. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's dividends are considered "qualified dividends" and are subject to Canadian withholding tax.

Premium Dividend™ and Dividend Reinvestment Plan ("DRIP")

Eligible Pembina shareholders, as described in the DRIP documents available at www.pembina.com, have an opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on your shares, either

(i)	additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or
(ii)	premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of your reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP,

in either case upon and subject to the terms and conditions of the DRIP.

Shareholders must contact the broker, investment dealer, financial institution or other nominee through whom their Pembina common shares are held to enroll in the DRIP.

Further details and enrollment forms for the DRIP are available on Pembina's website under Investor Centre.

Unless otherwise announced by Pembina, a shareholder who is a resident of the United States or is otherwise a "U.S. person" as that term is defined in Regulation S under the United States Securities Act of 1933, as amended, may not participate in either component of the Plan.

DRIP proceeds will be directed toward Pembina's ongoing 2012 capital program and the reduction of outstanding bank debt.

About Pembina

With nearly 60 years experience, Calgary-based Pembina Pipeline Corporation is a leading transportation and service provider to North America's energy industry. Pembina owns and operates pipelines that transport crude oil, natural gas liquids, diluent and diluted bitumen produced in western Canada, offers a full spectrum of midstream and marketing services and has a strong presence in the gas services sector. Pembina also owns and manages a natural gas liquids infrastructure and logistics business, with facilities strategically located in western Canada and in the premium natural gas liquids markets in eastern Canada and the U.S. Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL and PPL.DB.C, PPL.DB.E and PPL.DB.F respectively. Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

All dollar values are in Canadian dollars unless otherwise stated.

Forward looking statements

%CIK: 0001546066

For further information:

Investor Relations
Ashley Nuell or Hayley Nelson
(403) 231-7500
1-888-428-3222
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 19:52e 09-MAY-12